Exhibit 99.2

KCG ANNOUNCES THIRD QUARTER 2013 RESULTS

KCG net income of $98.9 million included a one-time deferred tax benefit of $103.5 million related to a change in tax status at the merger close

Pre-tax loss from continuing operations of $8.1 million

includes $25.6 million in severance and merger-related expenses

JERSEY CITY, New Jersey – October 30, 2013 – KCG Holdings, Inc. (NYSE: KCG) today reported GAAP net income of $98.9 million, or $0.86 per diluted share, for the third quarter of 2013.

The third quarter 2013 GAAP net income includes net income from continuing operations of $99.6 million, or $0.87 per diluted share. Included in the net income from continuing operations is a deferred income tax benefit of $103.5 million, or $0.90 per diluted share. Also included in the net income from continuing operations are pre-tax expenses related to severance, certain professional fees and lease loss accruals totaling $25.6 million. Excluding these expenses, on a non-GAAP basis, third quarter 2013 income from continuing operations before income taxes was $17.5 million. A reconciliation of GAAP to non-GAAP results is included in Exhibit 5.

KCG was formed July 1, 2013 as a result of the merger between Knight Capital Group, Inc. and GETCO Holding Company, LLC. Financial results for the periods prior to the third quarter of 2013 contained herein solely represent the results of GETCO Holding Company, LLC as the accounting acquirer.

Select Financial Results

3Q 2013
Revenues ($ thousands)	339,847
Trading revenues, net	230,471
Commissions and fees	109,079
GAAP EPS from continuing operations ($)	$0.87
GAAP pre-tax loss from continuing operations ($ thousands)	(8,118)
Non-GAAP pre-tax income from continuing operations ($ thousands)	17,528

Third Quarter Highlights

•	KCG’s market making accounted for approximately 14.0% of consolidated U.S. equity share volume*

•	The Market Making segment reported the highest quarterly revenue capture per U.S. equity dollar value traded in the period dating back to the first quarter of 2012 (see Exhibit 1)

*	Consolidated U.S. equity share volume based on Tape A, B and C volume published by BATS Global Markets.

Third Quarter Highlights (continued)

•	In aggregate, KCG EMS, Knight Direct and GETAlpha accounted for approximately 4.7% of consolidated U.S. equity share volume**

•	KCG Hotspot accounted for approximately 12.8% of institutional spot FX volume among reporting venues

•	KCG BondPoint accounted for approximately 17.4% of interdealer corporate bond transactions reported to TRACE under 250 bonds

•	KCG announced the sale of subsidiary Urban Financial Group, Inc., which is expected to close in the fourth quarter of 2013

Daniel Coleman, Chief Executive Officer of KCG, said, “At the start of the third quarter, integration work shifted from planning to execution. KCG’s core capabilities encompass market making and trading through agency execution and venues. A priority of the integration is to share new technologies, intellectual capital and infrastructure costs to create advantages and efficiencies that we believe KCG’s competitors will have difficulty matching. During the quarter, we made significant progress while delivering positive financial results on an operating basis. I’m pleased with the individual and collective initiative across the new firm.”

Market Making

KCG’s Market Making segment covers direct market making to clients as well as providing market making liquidity on public markets. During the third quarter, the Market Making segment generated total revenues of $240.1 million and pre-tax income of $47.9 million. Expenses during the quarter included approximately $2.4 million in severance from reductions in headcount and a lease loss accrual. Excluding the severance expense and lease loss accrual, non-GAAP pre-tax earnings from continuing operations was $50.3 million.

KCG market making is an active participant in all major cash and futures markets in the U.S. and Europe across equities, options, fixed income, foreign exchange and commodities. During the quarter, KCG accounted for approximately 14.0% of consolidated U.S. equity share volume and average revenue capture per U.S. equity dollar value traded of 1.01 basis points withstood the expected seasonality as well as the muted volatility. The financial results are due to operational improvements as well as a market-wide increase in retail U.S. equity volume year over year. Related to the integration, the market making team began work to rationalize infrastructure, optimize order routing and realize better volume-based rates.

Select Trade Statistics: U.S. Equity Market Making

3Q 2013
Average daily dollar volume traded ($ millions)	25,365
Average daily trades (thousands)	3,809
Average daily shares traded (millions)	4,148
NYSE and NASDAQ shares traded	805
OTC Bulletin Board and OTC Market shares traded	3,343
Average revenue capture per U.S. equity dollar value traded (bps)	1.01

Global Execution Services

The Global Execution Services segment is comprised of agency execution services and trading venues. During the third quarter, the Global Execution Services segment generated total revenues of $91.4 million and a pre-tax loss of $16.4 million. Expenses during the quarter included approximately $15.1 million in severance from reductions in headcount. Excluding the severance expense, the non-GAAP pre-tax loss from continuing operations was $1.2 million.

KCG is a leading execution-only trading firm, primarily in U.S. equities, providing clients with access to sophisticated algorithms and experienced traders. In addition, KCG operates advanced multi-asset class venues that facilitate trading between market participants. During the

**	Consolidated U.S. equity share volume based on Tape A, B and C volume published by BATS Global Markets. KCG EMS, Knight Direct and GETAlpha average daily equities share volume includes U.S. exchange-listed shares traded by the execution management system and algorithmic trading strategies.

quarter, KCG posted record highs for market share in the categories covering algorithmic and EMS U.S. equity execution, institutional spot foreign exchange and interdealer corporate bond transactions. Financial results for the segment in the third quarter, however, were hampered by the reorganization of the ETF team as well as a seasonal, market-wide decline in institutional U.S. equity volume. Related to the integration, the Global Execution Services team combined all capabilities in algorithmic and EMS execution as well as the sales function of KCG ATS’ Knight Match and GETMatched.

Select Trade Statistics: Agency Execution and Trading Venues

3Q 2013
Average daily aggregate KCG EMS, Knight Direct and GETAlpha U.S. equity shares traded ($ millions)*	269.7
Average daily KCG Hotspot notional foreign exchange dollar value traded ($ billions)	28.4
Average daily KCG BondPoint fixed income par value traded ($ millions)	129.1

*	KCG EMS, Knight Direct and GETAlpha average daily equities share volume includes U.S. exchange listed shares traded by the execution management system and algorithmic trading strategies.

Corporate and Other

The Corporate and Other segment includes strategic investments and corporate overhead expenses. During the third quarter, the Corporate and Other segment recorded total revenues of $8.4 million and a pre-tax loss of $39.6 million. Expenses during the quarter included approximately $8.1 million in professional fees related to the merger and Knight’s August 1st technology issue, as well as a lease-loss accrual.

The July 1, 2013 merger whereby Knight Capital Group, Inc. and GETCO Holding Company, LLC were combined as part of KCG resulted in GETCO becoming subject to U.S. corporate income taxes. As a result of this change in tax status, KCG recorded a nonrecurring $103.5 million deferred tax benefit and corresponding deferred tax asset relating to existing GETCO tax attributes.

KCG’s strategic investments include a 15.2 percent stake in BATS Global Markets Inc. and a 19.9 percent stake in Direct Edge Holdings LLC. During the third quarter, BATS and Direct Edge agreed to merge.

Financial Condition

As of September 30, 2013, KCG had approximately $798.7 million in cash and cash equivalents. Aggregate long- and short-term debt was approximately $970 million. The company had $1.5 billion in stockholders’ equity equivalent to a book value of $12.34 per share and tangible book value of $10.63 per share.

KCG’s headcount at September 30, 2013 was 1,304 full-time employees, excluding employees affected by the announced sale of Urban Financial Group.

Subsequent Events

Subsequent to the third quarter of 2013:

•	On October 16, Knight Capital Americas LLC reached a settlement with the SEC, without admitting or denying the findings, relating to the Market Access Rule, and Rules 200(g) and 203(b) of Regulation SHO

•	KCG completed a prepayment on October 23 of $200 million on the 5.75% first lien term loan in the amount of $535 million entered into on July 1, 2013

•	KCG disclosed in an 8-K dated October 28 a charge of approximately $9.4 million in severance from reductions in headcount

In addition, KCG today announced the appointment of Charles Haldeman as non-executive Chairman of the Board effective November 1, 2013.

Conference Call

KCG will hold a conference call to discuss third quarter 2013 financial results starting at 9:00 a.m. Eastern Time today, October 30, 2013. To access the call, dial 888-218-8059 (domestic) or 913-312-0964 (international) and enter passcode 1599997. In addition, the call will be webcast at http://investors.kcg.com/phoenix.zhtml?c=105070&p=irol-EventDetails&EventId=5046806. Following the conclusion of the call, a replay will be available by dialing 888-203-1112 (domestic) or 719-457-0820 (international) and entering passcode 1599997.

Additional information for investors can be found at http://investors.kcg.com.

Non-GAAP Financial Presentations

KCG believes that certain non-GAAP financial presentations, when taken into consideration with the corresponding GAAP financial presentations, are important in understanding operating results. Selected financial information is included in the non-GAAP financial presentations for the three and nine months ended September 30, 2013 and 2012. KCG believes the presentations provide a meaningful summary of results of operations for the three and nine month periods ended September 30, 2013 and 2012. Reconciliations of GAAP to non-GAAP results are included in the schedules in Exhibit 5.

About KCG

KCG is a leading independent securities firm offering investors a range of services designed to address trading needs across asset classes, product types and time zones. The firm combines advanced technology with exceptional client service across market making, agency execution and venues. KCG has multiple access points to trade global equities, fixed income, currencies and commodities via voice or automated execution. www.kcg.com

Certain statements contained herein may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may,” or by variations of such words or by similar expressions. These “forward-looking statements” are not historical facts and are based on current expectations, estimates and projections about KCG’s industry, management beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Any forward-looking statement contained herein speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise. Accordingly, readers are cautioned that any such forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict including, without limitation, risks associated with: (i) the strategic combination of Knight Capital Group, Inc. (“Knight”) and GETCO Holding Company, LLC (“GETCO”), including, among other things, (a) difficulties and delays in integrating the Knight and GETCO businesses or fully realizing cost savings and other benefits, (b) the inability to sustain revenue and earnings growth, and (c) customer and client reactions; (ii) the August 1, 2012 technology issue that resulted in Knight’s broker-dealer subsidiary sending numerous erroneous orders in NYSE-listed and NYSE Arca securities into the market and the impact to Knight’s capital structure and business as well as actions taken in response thereto and consequences thereof; (iii) the costs and risks associated with the sale of Knight’s institutional fixed income sales and trading business, the pending sale of KCG’s reverse mortgage origination and securitization business and the departure of the managers of KCG’s listed derivatives group; (iv) the ability of KCG’s broker-dealer subsidiary to recover all or a portion of the damages that are attributable to the manner in which NASDAQ OMX handled the Facebook IPO; (v) changes in market structure, legislative, regulatory or financial reporting rules, including the continuing legislative and regulatory scrutiny of high-frequency trading; (vi) past or future changes to organizational structure and management; (vii) KCG’s ability to develop competitive new products and services in a timely manner and the acceptance of such products and services by KCG’s customers and potential customers; (viii) KCG’s ability to keep up with technological changes; (ix) KCG’s ability to effectively identify and manage market risk, operational risk, legal risk, liquidity risk, reputational risk, counterparty risk, international risk, regulatory risk, and compliance risk; (x) the cost and other effects of material contingencies, including litigation contingencies, and any adverse judicial, administrative or arbitral rulings or proceedings; and (xi) the effects of increased competition and KCG’s ability to maintain and expand market share. The list above is not exhaustive. Readers should carefully review the risks and uncertainties disclosed in KCG’s and Knight’s reports with the SEC, including, without limitation, those detailed under “Certain Factors Affecting Results of Operations” in KCG’s Quarterly Report on Form 10-Q for the period ended June 30, 2013, under “Risk Factors” in Knight’s Annual Report on Form 10-K for the year-ended December 31, 2012 and the Current Report on Form 8-K filed by KCG on August 9, 2013, and in other reports or documents KCG files with, or furnishes to, the SEC from time to time.

CONTACTS

Sophie Sohn	Jonathan Mairs
Communications & Marketing	Investor Relations
312-931-2299	201-356-1529
media@kcg.com	jmairs@kcg.com

Exhibit 1

KCG HOLDINGS, INC.

AVERAGE DAILY U.S. EQUITIES MARKET MAKING VOLUME AND AVERAGE REVENUE CAPTURE PER U.S. EQUITY DOLLAR VALUE TRADED*

	Q1 2012(1)	Q2 2012(1)(2)	Q3 2012(1)(3)	Q4 2012(1)	Q1 2013(1)	Q2 2013(1)	Q3 2013

Market Making
Average daily dollar volume traded ($ millions)	33,891	32,306	25,962	28,659	30,134	29,660	25,365
Average daily trades (thousands)	5,973	6,048	4,582	4,547	4,625	4,572	3,809
Average daily shares traded (millions)	3,892	3,744	3,296	3,093	3,996	3,624	4,148
NYSE and NASDAQ shares traded	1,130	1,095	895	929	944	911	805
OTC Bulletin Board and OTC Market shares traded	2,762	2,649	2,401	2,164	3,052	2,713	3,343
Average revenue capture per U.S. equity dollar value traded (bps)	0.85	0.85	0.88	0.89	0.88	0.96	1.01

*	In August 2013, KCG modified the reporting to remove certain equity stats of GETCO Holding Company, LLC to align with historical reporting practices.
(1)	Trade volumes and statistics are for KCG Holdings, Inc for Q3 2013. For all other periods presented, trade volumes and statistics are the combination of Knight Capital Group, Inc. and GETCO Holding Company, LLC.
(2)	Average revenue capture per U.S. equity dollar value traded excludes $26.0 million in trading losses related to the Facebook IPO.
(3)	Average revenue capture per U.S. equity dollar value traded excludes $456.6 million in trading losses related to the August 1, 2012 technology issue.

KCG HOLDINGS, INC.	Exhibit 2
CONSOLIDATED STATEMENTS OF OPERATIONS(1)
(Unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
	2013	2012	2013	2012
	(In thousands, except per share amounts)

Revenues
Trading revenues, net	$230,471	$92,556	$415,495	$333,737
Commissions and fees	109,079	25,542	164,391	79,487
Interest, net	(177)	(781)	(970)	(1,998)
Investment income (loss) and other, net	474	13,285	(8,765)	14,015

Total revenues	339,847	130,602	570,151	425,241

Expenses
Employee compensation and benefits	129,631	31,875	229,883	111,395
Execution and clearance fees	81,023	42,267	167,931	144,656
Communications and data processing	44,046	21,681	86,040	67,380
Interest	23,870	706	26,515	2,002
Depreciation and amortization	20,091	7,574	36,004	27,180
Payments for order flow	16,431	717	17,468	2,128
Professional fees	9,077	2,575	38,928	7,690
Occupancy and equipment rentals	8,898	3,240	15,454	8,865
Business development	2,644	6	2,686	19
Writedown of assets and lease loss accrual	936	—	4,248	—
Other	11,318	5,349	30,028	19,002

Total expenses	347,965	115,990	655,185	390,317

(Loss) income from continuing operations before income taxes	(8,118)	14,612	(85,034)	34,924
Income tax (benefit) expense	(107,767)	4,805	(102,478)	10,368

Income from continuing operations, net of tax	99,649	9,807	17,444	24,556
Loss from discontinued operations, net of tax	(784)	—	(784)	—

Net income	$98,865	$9,807	$16,660	$24,556

Basic earnings per share from continuing operations	$0.87	$0.21	$0.25	$0.49

Diluted earnings per share from continuing operations	$0.87	$0.21	$0.25	$0.49

Basic loss per share from discontinued operations	$(0.01)	$—	$(0.01)	$—

Diluted loss per share from discontinued operations	$(0.01)	$—	$(0.01)	$—

Basic earnings per share	$0.87	$0.21	$0.24	$0.49

Diluted earnings per share	$0.86	$0.21	$0.24	$0.49

Shares used in computation of basic earnings (loss) per share	114,113	46,411	68,632	49,619

Shares used in computation of diluted earnings (loss) per share	114,773	46,411	68,855	49,619

(1)	Third quarter 2013 includes the results of KCG Holdings Inc . Year to date 2013 includes three months of results of KCG Holdings, Inc. plus six months of GETCO Holding Company, LLC. All of 2012 reflect the results of GETCO Holding Company, LLC.

KCG HOLDINGS, INC.	Exhibit 3
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(Unaudited)

	September 30, 2013	December 31, 2012(1)
	(In thousands)
ASSETS
Cash and cash equivalents	$798,712	$427,631
Cash and securities segregated under federal and other regulations	216,442	—
Financial instruments owned, at fair value:
Equities	2,156,466	378,933
Listed equity options	288,227	92,305
Debt securities	79,284	183,637

Total financial instruments owned, at fair value	2,523,977	654,875
Collateralized agreements:
Securities borrowed	1,370,921	52,261
Receivable from brokers, dealers and clearing organizations	1,330,113	142,969
Fixed assets and leasehold improvements, less accumulated depreciation and amortization	161,865	83,341
Investments	125,889	248,438
Goodwill	18,398	4,645
Intangible assets, less accumulated amortization	192,045	46,123
Deferred tax asset	169,619	4,180
Assets of business held for sale	6,056,302	—
Assets within discontinued operations	41,997	—
Other assets	287,015	23,073

Total assets	$13,293,295	$1,687,536

LIABILITIES & EQUITY
Liabilities
Financial instruments sold, not yet purchased, at fair value:
Equities	$1,848,728	$423,740
Listed equity options	229,722	69,757
Debt securities	79,057	19,056
Other financial instruments	5,431	—

Total financial instruments sold, not yet purchased, at fair value	2,162,938	512,553
Collateralized financings:
Securities loaned	543,451	—
Financial instruments sold under agreements to repurchase	595,029	—

Total collateralized financings	1,138,480	—
Payable to brokers, dealers and clearing organizations	666,178	24,185
Payable to customers	486,136	—
Accrued compensation expense	130,158	27,728
Accrued expenses and other liabilities	220,648	118,068
Capital lease obligations	12,453	24,191
Liabilities of business held for sale	5,987,308	—
Liabilities within discontinued operations	18,716	—
Short-term debt	235,000	—
Long-term debt	722,259	15,000

Total liabilities	11,780,274	721,725

Equity
Members’ equity	—	965,811
Class A common stock	1,235	—
Additional paid-in capital	1,427,879	—
Retained earnings	98,865	—
Treasury stock, at cost	(9,811)	—
Accumulated other comprehensive (loss) income	(5,147)	—

Total equity	1,513,021	965,811

Total liabilities and equity	$13,293,295	$1,687,536

(1)	GETCO Holding Company, LLC.

KCG HOLDINGS, INC.	Exhibit 4
PRE-TAX EARNINGS FROM CONTINUING OPERATIONS BY BUSINESS SEGMENT*
(In thousands)
(Unaudited)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2013	2012	2013	2012
Market Making
Revenues	$240,110	$107,672	$455,678	$383,203
Expenses	192,257	99,458	400,070	345,227

Pre-tax earnings	47,853	8,214	55,608	37,976

Global Execution Services
Revenues	91,366	9,258	113,701	27,248
Expenses	107,720	10,378	134,949	31,087

Pre-tax loss	(16,354)	(1,120)	(21,248)	(3,839)

Corporate and Other
Revenues	8,371	13,672	772	14,790
Expenses	47,988	6,154	120,166	14,003

Pre-tax earnings (loss)	(39,617)	7,518	(119,394)	787

Consolidated
Revenues	339,847	130,602	570,151	425,241
Expenses	347,965	115,990	655,185	390,317

Pre-tax (loss) earnings	$(8,118)	$14,612	$(85,034)	$34,924

*	Totals may not add due to rounding.

Third quarter 2013 includes the results of KCG Holdings, Inc. Year to date 2013 includes three months of results of KCG Holdings, Inc. plus six months of GETCO Holding Company, LLC. All of 2012 reflect the results of GETCO Holding Company, LLC.

KCG HOLDINGS, INC.	Exhibit 5
Regulation G Reconciliation of Non-GAAP financial measures (Continuing operations)(1)
(in thousands)

		Global
		Execution	Corporate and
Three months ended September 30, 2013	Market Making	Services	Other	Consolidated

Reconciliation of GAAP Pre-Tax to Non-GAAP Pre-Tax:
GAAP Income (Loss) from continuing operations before income taxes	$47,853	$(16,354)	$(39,617)	$(8,118)
Compensation and other expenses related to reduction in workforce	2,309	15,132	—	17,441
Professional and other fees related to Mergers and August 1st technology issue	—	—	7,269	7,269
Write down of assets and lease loss accrual	108	—	828	936

Non GAAP Income (Loss) from continuing operations before income taxes	$50,270	$(1,222)	$(31,520)	$17,528

		Global
		Execution	Corporate and
Nine months ended September 30, 2013	Market Making	Services	Other	Consolidated

Reconciliation of GAAP Pre-Tax to Non-GAAP Pre-Tax:
GAAP Income (Loss) from continuing operations before income taxes	$55,608	$(21,248)	$(119,394)	$(85,034)
Professional and other fees related to Mergers and August 1st technology issue	—	—	44,398	44,398
Compensation and other expenses related to reduction in workforce	6,264	15,997	—	22,261
Unit acceleration due to Mergers	—	—	14,931	14,931
Strategic asset impairment	—	—	9,184	9,184
Write down of assets and lease loss accrual	108	—	4,525	4,633

Non GAAP Income (Loss) from continuing operations before income taxes	$61,980	$(5,251)	$(46,356)	$10,373

		Global
		Execution	Corporate and
Three months ended September 30, 2012	Market Making	Services	Other	Consolidated

Reconciliation of GAAP Pre-Tax to Non-GAAP Pre-Tax:
GAAP Income (Loss) from continuing operations before income taxes	$8,214	$(1,120)	$7,518	$14,612
Investment gain	—	—	(11,354)	(11,354)

Non GAAP Income (Loss) from continuing operations before income taxes	$8,214	$(1,120)	$(3,836)	$3,258

		Global
		Execution	Corporate and
Nine months ended September 30, 2012	Market Making	Services	Other	Consolidated

Reconciliation of GAAP Pre-Tax to Non-GAAP Pre-Tax:
GAAP Income (Loss) from continuing operations before income taxes	$37,976	$(3,839)	$787	$34,924
Investment gain	—	—	(11,354)	(11,354)

Non GAAP Income (Loss) from continuing operations before income taxes	$37,976	$(3,839)	$(10,567)	$23,570

*	Totals may not add due to rounding
(1)	Third quarter 2013 includes the results of KCG Holdings, Inc. Year to date 2013 includes three months of results of KCG Holdings, Inc. plus six months of GETCO Holding Company, LLC. All of 2012 reflect the results of GETCO Holding Company, LLC.